Exhibit 99.1

e-future Information Technology Inc.

(Registered and Incorporated in the British Cayman Islands)

Stock Option Plan

1. Based on a successful initial public offering (the “IPO”) of the ordinary shares of e-Future Information Technology Inc. (the “Company”), the Compensation Committee of the Board of Directors of the Company may grant stock options to the following persons (each, a “Grantee” and, collectively, the “Grantees”) on and/or after the closing date of the IPO:

(a) Senior management of the Company or its subsidiaries;

(b) Members of the Board of Directors of the Company, other than the member appointed by Anderson & Strudwick; and

(c) Key employees of the Company or its subsidiaries that are not involved in senior management.

2. The number of options that may be issued to the Grantees will be equal to five percent (5%) of the total number of ordinary shares outstanding immediately after the IPO.

3. Vesting and Exercise of the Options.

(a) The options pursuant to this plan shall vest to over a five (5) year period at a rate of 20% per year with the first 20% vesting on the date that is one year after grant year.

(b) The term of each option granted pursuant to this plan shall be ten (10) years, commencing from the date of grant, and the Grantee may exercise his/her vested options at any time each year. To the extent any options are not exercised during their term, such options shall expire. Upon expiration, such options shall revert to this plan for future reissuance.

(c) Each Grantee is entitled to not exercise his/her vested options in the year in which the options are vested; unless the options are being terminated pursuant to relevant stipulations, the exercise of such options may be deferred to any year prior to the expiration of the option.

4. When exercising rights in accordance with this plan, each Grantee is entitled to purchase one ordinary share of the Company for each option surrendered at the exercise price indicated in the option.

5. The exercise price for each option to be granted pursuant to this plan shall be the fair market value of an ordinary share on the date of grant, as determined by the Compensation Committee of the Company’s Board of Directors.

6. Pursuant to this plan, the Compensation Committee of the Board of Directors shall allocate fifty percent (50%) of the total options issuable under this plan to the senior management and members of the Board of Directors of the Company, other than the member nominated by Anderson & Strudwick, Incorporated.

7. Pursuant to this plan, the Compensation Committee of the Board of Directors shall allocate the remaining fifty percent (50%) of the total options among key employees not involved in the senior management of the Company.

8. If the continual service of a Grantee, other than those Grantees who are members of the Board of Directors, is terminated for any reason, the Grantee is entitled to exercise the remaining granted options not already exercised within three months after such termination date. To the extent options are not exercised within such three month period, they shall expire. Upon expiration, such options shall revert to this plan for future reissuance.

9. This plan shall expire on December 31, 2014.

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